CONSENT OF QUALIFIED PERSON
(Letterhead of Tetra Tech, Inc.)

To:	All Applicable Securities Regulatory Authorities

Re: Technical Report on the Yerington Copper Project dated February 17, 2012.

I, Rex C. Bryan, PhD, do hereby consent to references to my name in connection with the following report, which is incorporated by reference into the annual report on Form 40-F for the fiscal year ended December 31, 2011 of Quaterra Resources Inc. filed with the United States Securities and Exchange Commission.

The technical report dated February 17, 2012 entitled “NI 43-101 Technical Report, Mineral Resource, Yerington Copper Project” prepared for Singatse Peak Services prepared by Rex C. Bryan, PhD for Tetra Tech.

Dated this 1st day of March, 2012

TETRA TECH, INC.

/s/ Rex C. Bryan, PhD.

By: Rex C. Bryan, PhD
Title: Senior Geostatistician